Exhibit d(v)

[logo] Thrivent Financial for Lutherans

Contract Number: [1234567]

AMENDATORY AGREEMENT

Effective Date: January 1, 2014

The following provision of this contract is amended:

10.2  PREFERRED LOANS

Section 10.2 PREFERRED LOANS is amended to read as follows:

10.2 PREFERRED LOANS.  Preferred loans are charged a lower interest rate than other contract loans, and are available beginning on the tenth Contract Anniversary. On that date, any Debt that does not exceed 60% of the Accumulated Value will automatically be changed to a preferred loan. On each subsequent Contract Anniversary, we will automatically change to a preferred loan the portion of the Debt, if any, that:

1)	Is not a preferred loan; and

2)	Does not increase the sum of preferred loans on this contract to more than 60% of the Accumulated Value on that date.

On any date on or after the tenth Contract Anniversary that you make a new contract loan, we will first add the amount of the new loan to Debt and then change to a preferred loan the portion of the Debt, if any, that:

1)	Is not a preferred loan; and

2)	Does not increase the sum of preferred loans on this contract to more than 60% of the Accumulated Value on that date.

Signed for Thrivent Financial for Lutherans
President [ ]
Secretary [ ]

ICC13 U-UQ-UL-AMEND